UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Rimini Street, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

76674Q 107
(CUSIP Number)
Seth A. Ravin C/O Rimini Street, Inc. 3993 Howard Hughes Parkway, Suite 500 Las Vegas, NV 89169 (702) 839-9671
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76674Q 107	13D	Page 1 of 4
(1) NAMES OF REPORTING PERSONS. I.R.S. Identification nos. of above persons (entities only) Seth A. Ravin
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
11,951,133 shares*
(8) SHARED VOTING POWER
-0- shares
(9) SOLE DISPOSITIVE POWER
11,951,133 shares*
(10) SHARED DISPOSITIVE POWER
-0- shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,951,133 shares*
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.68%**
(14) TYPE OF REPORTING PERSON (see instructions) IN

*Reflects (i) 11,514,063 shares of common stock, par value $0.0001 per share (the “Common Stock”) of the Issuer (as defined below) and 437,070 shares of Common Stock underlying stock options that may be exercised by the Reporting Person (as defined below) within 60 days of the date hereof.

** Percentage calculated based (i) on 86,937,000 shares of Common Stock outstanding as of November 30, 2021, as disclosed in Amendment No. 1 to the Issuer’s Form 10-Q for the quarter ended September 30, 2021, as filed with the United States Securities and Exchange Commission on December 3, 2021, plus (ii) 437,070 shares of Common Stock underlying stock options that may be exercised by the Reporting Person within 60 days of the date hereof.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 per share, of Rimini Street, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located as 3993 Howard Hughes Parkway, Suite 500, Las Vegas, NV 89169.

This Amendment No. 3 to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by Seth A. Ravin (the “Reporting Person”) on October 23, 2017 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto dated June 22, 2018 (“Amendment No. 1”) and Amendment No. 2 thereto dated July 20, 2018 (“Amendment No. 2” and, together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 2, the “Schedule 13D”). Terms defined in the Original Schedule 13D and in Amendment No. 1 are used herein as so defined.

Item 2.	Identity and Background.

Item 2(c) is amended and restated in its entirety as follows:

(c)       Seth A. Ravin is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer, a global provider of enterprise software products and services.

The Reporting Person may be deemed to beneficially own 11,951,133 shares of Common Stock, which include (i) 69,539 shares of Common Stock held by the reporting person directly, (ii) 437,070 shares of Common Stock underlying stock options exercisable within sixty days of the date hereof held directly by the Reporting Person and (iii) 11,444,524 shares of Common Stock held by The SAR Trust U/A/D August 30, 2005 (the “SAR Trust”), of which the Reporting Person is trustee.

Item 4.	Purpose of Transaction.

Item 4 is amended and restated in its entirety as follows:

The Reporting Person received shares of Common Stock of the Issuer in connection with its 2017 merger as described in Item 3 of the Original Schedule 13D.

The information set forth in Item 2(c), above, is incorporated by reference into this Item 4.

As an executive officer and employee of the Issuer, the Reporting Person has received option grants and restricted stock unit grants pursuant to certain equity compensation arrangements generally applicable to the Issuer’s employees as disclosed in the Issuer’s Proxy Statements on Schedule 14A filed with the SEC and pursuant to agreements entered into in connection with such equity compensation plans, the forms of which have been filed with the SEC by the Issuer.

The Reporting Person intends to continue to evaluate his ownership and voting position in the Issuer and may continue to hold his equity position in the Issuer, consider acquiring additional securities of the Issuer, including through his compensatory arrangements with the Issuer, and eventually dispose of his equity position in the Issuer. The Reporting Person has not yet determined which of the courses of actions specified in this paragraph he may ultimately take.

Except as set forth herein, the Reporting Person (in his capacity as stockholder of the Issuer) has no present intent or proposals in his capacity as a stockholder of the Company that relate to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13, provided that the Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and reserves the right to develop such plans or proposals in the future. Because the Reporting Person is a member of the Board of Directors of the Issuer, the Reporting Person may, from time to time, be involved in discussions which relate to one or more of the matters described in Item 4 of Schedule 13, for which he disclaims any obligation to report on any plans or proposals with respect to any such matters that occur as a result of any Reporting Person’s role as a director of the Issuer and participation in decisions regarding the Issuer’s actions.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is amended and supplemented to include:

The information set forth in Item 2(c) above is incorporated by reference into this Item 5(a).

Item 5(c) is amended and restated in its entirety:

(c)            Except as disclosed in Exhibit 99.1 hereto, the Reporting Person has not effected any transactions in the Common Stock in the last 60 days. The information contained in Exhibit 99.1 hereto is incorporated by reference into this Item 5(c).

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Items 4 and 5, above, is incorporated by reference into this Item 6.

Item 7.	Materials to be Filed as Exhibits.

The following exhibit is filed herewith:

Exhibit No.	Description

99.1	Transactions in the Issuer’s Securities During the Last 60 Days

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2021

By:	/s/ Seth A. Ravin
Seth A. Ravin